December 4, 2006

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

>   **RE: Michaels Stores, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed March 30, 2006**
>   **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
>   **File No. 1-9338**

Dear Mr. Boyer:

   We have reviewed your response letter dated November 13, 2006 and have the following additional comments. Please be as detailed as necessary in your explanations so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Merchandise Inventories

1.   We note your response to our prior comment 1 of our letter dated October 16, 2006 and understand that you now believe $22.0 million of the refinement adjustment of $23.9 million is a change in the method of applying an accounting principle.   Please file a letter from your independent accountant for changes in accounting principles as required by Item 601 of Regulation S-K.

2.   Please explain how you were able to conclude that your prior method for deferring vendor allowances was acceptable considering the following factors:

- The turnover rate was based on estimated DC sourced inventories in the stores;
- The estimated DC sourced inventory was assumed to turn at the same rate as overall store inventories;

- The turnover rate excluded store inventory that was direct shipped to the stores;

- Direct shipments represented a significant portion of total store inventory; and

- Vendor allowances earned on direct shipments were not included in the calculation.

3. We note your response to our prior comment 1 of our letter dated October 16, 2006. You state that, "The impetus for this change is the disaggregation of the portion of the legacy model which included the vendor allowance component, and the subsequent employment of a different methodology that most appropriately reflects our estimates of the individual component of the model." In plain English, please tell us what this means. Additionally, tell us what new information became available as a result of the disaggregation of the legacy model that caused you to conclude that a change in method of accounting was preferable.

4. Reference is made to Supplemental Schedule I provided under separate cover. Please clarify whether vendor allowances related to the items referenced in Note (4) are also excluded from the calculation of deferred allowances under your new model. In this regard, we note you believe better matching is achieved with items excluded from your definition of purchases and inventory used in the model. Please tell us if your definitions of purchases and inventory used for the model are consistent with the principles you follow for recording inventory and purchases.

5. Please explain, if true, why vendor allowances on DC-sourced inventory in the distribution center were not included in calculation in the original model. Please tell us what consideration was given to using the total DC-sourced inventory rate used for deferring DC and non-DC expenses to vendor allowances. We note that the turnover rate of total DC sourced inventory (see Schedule III) appears to be significantly lower than inventory direct shipped to the stores.

6. We note on page 7 of your response to prior comment 1 of our letter dated October 16, 2006 that DC and non-DC cost deferrals were combined in one calculation. Since DC costs approximated 60% of total costs, the DC-sourced inventory turnover rates were considered reasonable. Please explain why the total inventory rate was not originally used in the calculation. In your response please address the discrepancy in the store turnover rate in Schedule V to the DC-sourced inventory turnover rate in Schedule III.

7. Please tell us the amount of inventory related to the cumulative adjustment. In this regard, we note from page F-9 that prior to Fiscal 2005, merchandise inventories at Michaels stores were valued at the lower of cost or market using a retail inventory method and the inventory at your distribution centers, Aaron Brothers stores, Star Decorators Wholesale stores and custom framing operations was valued with cost

determined using a weighted average method. Further, please expand your
Supplemental Schedules VII - XI to reconcile ending inventory per your schedule to
the inventory reported on your balance sheet.

8.   We note you believe your quarterly sampling process was adequate to determine the
       amount of inventory reported at fiscal year end. Please tell us what consideration was
       given to performing a complete inventory count given you did not have store
       perpetual inventory records until fiscal 2004.

9.   We note that you had implemented the perpetual inventory system in fiscal 2005.
       Tell us whether you calculated the retail value of inventory as of the end of fiscal
       2004 based upon your perpetual records multiplied by retail prices. If so, tell us
       whether there was a difference between this calculation and the running totals used in
       the calculation of inventory balances under the retail inventory method.

10.   Tell us what consideration was given to the different SKU's, overstocks and out-of-
       stocks existing at each store as well as the fact that there was no predictability of the
       orders placed by the store managers when you conducted your samples.

11.   Explain how quarterly sample counts were used to determine ending inventory.
       Provide to us the following for each quarterly inventory count occurring during fiscal
       2003 and 2004:

       •   The names of the locations selected for inventory counts and the date the count
           was performed;

       •   The amount of retail inventory on hand at each location selected as per the third
           party count;

       •   The amount of retail inventory at the store selected per your retail inventory
           calculations prior to adjustment. If you did not maintain retail inventory balances
           on a store by store basis, explain to us how you extrapolated the third party count
           of a given store to the population as a whole;

12.   Provide us with reconciliations of the merchandise counted by the third party with
       your book amounts by store, if available, or in total. Explain to us in detail how you
       resolved significant differences between the physical count performed by the third
       party and book balances.

13.   We note markdown reserves were based on retail counts of the affected merchandise
       at a sample of the stores and then later samples were based on store perpetual records.
       Tell us how slow-moving and overstock inventory was monitored and provided for at
       the store level, distribution centers and for total inventory.

14.   Please explain to us how shrinkage was monitored and accounted for at the stores and incorporated in the ending inventory balance.

15.   We have read your response to our prior comment 8 of our letter dated October 16, 2006. We note your statement that the tax differences resulting from vendor allowances are included in the caption titled Unicap. Please clarify why vendor allowances are related to Unicap differences. It is our understanding that IRS Regulation 1.263A-3 requires capitalization of certain purchasing, handling and storage costs. Further, the simplified resale method allows you to capitalize costs to the ending inventory based upon a percentage of §471 costs included in the final inventory using a ratio of annual §263 costs divided by inventory available for sale. As such, it appears that book to tax differences relating to Unicap should focus primarily on distribution and purchasing costs. Please provide us with a detailed discussion that highlights any differences in the purchasing, handling and storage costs capitalized for book purposes and tax purposes. Provide us with a schedule that summarizes your Unicap calculation for both fiscal 2005 and 2004. Please tell us the amount of §263 costs included in year end inventory and reconcile that amount to deferred distribution and non-distribution center costs deferred. Provide us with an analysis of the change from year to year. Given the nature of the item and the amount of deferred costs involved, the magnitude of the change and the change from deferred liability to asset appear unusual.

16.   Provide us with a schedule that summarizes the following for all three years presented:

- The total amount of annual vendor allowances received that have been offset against advertising expense;

- The total amount of annual vendor allowances received that have been recorded as a reduction of cost of sales or deferred against inventory;

- The amount of vendor allowances deferred against inventory at the end of each period;

- Given that IRS rules can, in many instances, result in recording a vendor allowance as income immediately rather than permitting deferral by reducing inventory, please provide us with a schedule that shows us the amount of vendor allowances that have been deferred against inventory for tax purposes as of the end of each period;

- Provide us with a reconciliation of the vendor allowances deferred for GAAP and tax purposes;

- Provide us with an analysis of the impact on deferred tax assets and liabilities as a result of the above.

17.   We note that there was a significant deferred tax liability associated with inventory located solely at Michael's Stores as of January 29, 2005. This would imply that the associated inventory was valued significantly lower for tax purposes than for book purposes. Given that many of the book to tax adjustments related to Unicap and vendor allowances result in deferred tax assets, explain to us why the associated inventory would be $60 million higher for book purposes than for tax purposes. We note that the book to tax difference for obsolete inventory was not significant as of the end of fiscal 2004.

18.   Please explain to us what a "Tax reserve deferred tax liability" is as noted in Schedule XIII.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter as a correspondence file on EDGAR.

     You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

                                        Sincerely,

                                        Michael Moran
                                        Branch Chief